EXHIBIT 21.1

Subsidiaries of the Registrant

ARGY Merger Sub, Inc. is a Nevada corporation and a wholly-owned subsidiary of Treaty Energy Corporation.

Treaty Belize Energy, Ltd. is an entity formed under the laws of Belize.  Treaty Energy Corporation owns 76% of this subsidiary.

C&C Petroleum Management, LLC, a wholly-owned Texas Limited Liability Company.